Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

July 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Amendment No. 4 to Registration Statement on Form S-1
Response dated July 19, 2024
File No. 333-275209

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 19, 2024 regarding the Company’s Amendment No. 4 to registration statement on Form S-1 submitted to the Commission on June 26, 2024 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

The Staff’s comments are repeated below and are followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 5.

Amendment No. 4 to Form S-1 General

1.	Please revise to reflect the comments we issued on July 19, 2024 relating to your Form S-1 (file no. 333-274435).

RESPONSE: The Company acknowledges the Staff’s comment and Amendment No. 5 has been revised to reflect the comments issued in connection with our Form S-1 (file no. 333-274435).

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

United States Securities and Exchange Commission July 24, 2024 Page 2

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

cc: John Ollet